SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549
                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934


                               (Amendment No. 16)
                                              --

Name of Issuer:     LONGS DRUG STORES CORPORATION

Title of Class of Securities:      Common Stock

CUSIP Number:     543162 10 1
	                 -----------

Check the following box if a fee is being paid with this statement [___]

    1.  Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
Person:

                              Plans Policy Committee of
                              Longs Drug Stores California, Inc.
                              Employee Profit Sharing Plan  #94-1059121

    2.  Check the appropriate box if a Member of a Group (See Instructions).

                    Not Applicable.

                     a. ___________________
                     b. ___________________

    3.  SEC Use Only ____________________________________________

    4.  Citizenship or Place of Organization:   U.S.A.

        Number of Shares Beneficially Owned by Each Reporting Person With:

    5.  Sole Voting Power:                     - 0 -

    6.  Shared Voting Power:                   - 0 -

    7.  Sole Dispositive Power:                - 0 -

    8.  Shared Dispositive Power:              3,777,152

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See
        Instructions)   _______________________________________.

    11. Percent of Class Represented by Amount in Row 9:     19.39%

    12. Type of Reporting Person (See Instructions):   IN

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                              SCHEDULE 13G

Item 1(a)  Name of Issuer:  Longs Drug Stores Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

                        P.O. Box 5222
                        Walnut Creek, California 94596

Item 2(a)  Name of Person Filing:   Plans Policy Committee of
                                    Longs Drug Stores California, Inc.
                                    Employee Profit Sharing Plan  #94-1059121

Item 2(b)  Address of Principal Business Office:

                        P. O. Box 5222
                        Walnut Creek, California 94596

Item 2(c)  Citizenship:    U.S.A.

Item 2(d)  Title of Class of Securities:    Common Stock

Item 2(e)  CUSIP Number:    543162 10 1

Item 3     Employee Benefit Plan

Item 4     Ownership.

           (a)      Amount Beneficially Owned:          3,777,152

           (b)      Percent of Class:                   19.39%

           (c)      Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote:      - 0 -

              (ii)    shared power to vote or to direct the vote:    - 0 -

              (iii)    sole power to dispose or to direct the disposition of:

                                                                     - 0 -

              (iv)    shared power to dispose or to direct the disposition of:

                                                                     3,777,152

Item 5     Not Applicable.

Item 6     Not Applicable.

Item 7     Not Applicable.

Item 8     Not Applicable.

Item 9     Not Applicable.

Item 10    Not Applicable.

    The filing of this schedule shall not be construed as an admission that the reporting person is the beneficial owner of the following securities:
             3,777,152 shares held by the Plan for Plan participants.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1997
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Signature:  /s/W.G. COMBS
            -----------------
               Chairman, Plans Policy Committee
               Longs Drug Stores California, Inc.
               Employee Profit Sharing Plan